STRATASYS LTD.
(the “Company”)

7665 Commerce Way	2 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
952.937.3000	Rehovot 76124, Israel
+972.74.745.4300

NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS
(“Annual Meeting”)

Time and Date of Meeting	11:30 a.m., Israel Time, on Tuesday, July 18, 2017

Place of Meeting	Law Offices of Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Road, 10th Floor Ramat Gan 5250608, Israel

Items of Business	(1)	Re-election or election, as appropriate, of each of Elchanan Jaglom, S. Scott Crump, Edward J. Fierko, Victor Leventhal, Ilan Levin, John J. McEleney, Dov Ofer, Ziva Patir, David Reis, and Yair Seroussi to serve as a director of the Company until the Company’s annual general meeting of shareholders in 2018 and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

(2)	Approval of compensation packages in respect of directorship services for each of Messrs. Dov Ofer and Yair Seroussi, subject to their respective initial election as independent directors of the Company pursuant to Proposal 1.

(3)	Approval of an ongoing compensation package, commencing January 1, 2017, and bonus for 2016, for Mr. Ilan Levin, in respect of his services as the Chief Executive Officer and a director of the Company.

(4)	Approval of ongoing cash compensation, commencing January 1, 2017, for Mr. David Reis, Vice Chairman of the Company’s Board of Directors (the “Board”) and an executive director of the Company, subject to his reelection pursuant to Proposal 1.

(5)	Approval of a grant of options to purchase ordinary shares, nominal value New Israeli Shekels 0.01 per share (“Ordinary Shares”) to Mr. S. Scott Crump, in respect of his services as Chief Innovation Officer of the Company.

(6) Approval of renewal of coverage under the Company’s directors’ and officers’ liability insurance policy (the “D&O Policy”), effective as of May 5, 2017 (the renewal date for the D&O Policy).
(7)

Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2017 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the Audit Committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Annual Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2016 will be presented to, and considered by, the Company’s shareholders. The shareholders will furthermore transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Our Board unanimously recommends a vote FOR each of the above proposals.

Record Date	You are entitled to vote if you were a shareholder of the Company as of the close of business on Friday, June 16, 2017.

The proposals and details with respect to the Annual Meeting are described more fully in the enclosed proxy statement, which we are sending (together with this notice) to our shareholders and which we urge you to read in its entirety. This notice, the aforementioned proxy statement and a related proxy card are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a Report of Foreign Private Issuer on Form 6-K, which you may obtain for free from the SEC’s website at www.sec.gov or at our Company’s website, www.stratasys.com.

Voting

Approval of each proposal above requires the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting on the proposal (excluding abstentions). In addition, the approval of Mr. Ilan Levin’s compensation package and bonus under Proposal 3 is also subject to satisfaction of either of the two following additional voting requirements:

●

the majority voted in favor of Proposal 3 must include a majority of the Ordinary Shares held by shareholders who are neither controlling shareholders nor have a conflict of interest (referred to as a “personal interest” under the Companies Law, 5759-1999 of the State of Israel (the “Companies Law”)) in the approval of Mr. Levin’s compensation package and bonus that are voted at the meeting, excluding abstentions; or

●

the total number of Ordinary Shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against Proposal 3 must not exceed 2% of the aggregate voting power in our Company.

The vote of all the Company’s shareholders is important regardless of whether or not a shareholder attends the Annual Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own. You may vote shares that you own directly in person by attending the Annual Meeting. You may also vote shares that you own directly by proxy by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and if you wish, you may attend the Annual Meeting and vote in person even if you have previously signed a proxy. If your shares are held in street name (i.e., shares that are held through a bank, broker or other nominee), you may instruct them on how you want your shares voted. Specific instructions as to how to vote are set forth on the enclosed proxy card provided by your bank, broker, or nominee.

By Order of the Board

Elchanan Jaglom
Chairman of the Board

Rehovot, Israel
June 20, 2017

Notice of the 2017 Annual General Meeting of Shareholders was
first published by the Company on June 8, 2017

STRATASYS LTD.

7665 Commerce Way	2 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
952.937.3000	Rehovot 76124, Israel
+972.74.745.4300

PROXY STATEMENT FOR 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on July 18, 2017

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND
THE ANNUAL GENERAL MEETING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed form of proxy because the board of directors (the “Board of Directors” or “Board”) of Stratasys Ltd. (also referred to as “we”, “us”, the “Company” or “our Company”) is soliciting your proxy to vote your shares at our 2017 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at 11:30 a.m., Israel time, at the law offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Road, 10th floor, 5250608, Israel.

What items of business will be voted on at the Annual Meeting?

(1)	Re-election or election, as appropriate, of each of Elchanan Jaglom, S. Scott Crump, Edward J. Fierko, Victor Leventhal, Ilan Levin, John J. McEleney, Dov Ofer, Ziva Patir, David Reis and Yair Seroussi to serve as a director of the Company until the Company’s annual general meeting of shareholders in 2018 and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

(2)	Approval of compensation packages in respect of directorship services for each of Messrs. Dov Ofer and Yair Seroussi, subject to their respective initial election as independent directors of the Company pursuant to Proposal 1.

(3)	Approval of an ongoing compensation package, commencing January 1, 2017, and bonus for 2016, for Mr. Ilan Levin, in respect of his services as the Chief Executive Officer and a director of the Company.

(4)	Approval of ongoing cash compensation, commencing January 1, 2017, for Mr. David Reis, Vice Chairman of the Board and an executive director of the Company, subject to his reelection pursuant to Proposal 1.

(5)	Approval of a grant of options to purchase ordinary shares, nominal value New Israeli Shekels (NIS) 0.01 per share (“ordinary shares”) to Mr. S. Scott Crump, in respect of his services as Chief Innovation Officer of the Company.

(6)	Approval of renewal of coverage under the Company’s directors’ and officers’ liability insurance policy (the “D&O Policy”), effective as of May 5, 2017 (the renewal date for our D&O Policy).

(7)	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2017 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the Audit Committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Annual Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2016 will be presented to, and considered by, the Company’s shareholders. The shareholders will furthermore transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

How does the Board recommend that I vote?

Our Board recommends that you vote FOR each of the above-described proposals.

What is the quorum required in order to conduct business at the Annual Meeting?

Under our Amended and Restated Articles of Association, as may be amended from time to time (our “Amended Articles”), a quorum is constituted when there are present, in person or by proxy, at least two shareholders who hold, in the aggregate, at least 25% of the voting rights in our Company. A person holding a proxy may be deemed to be two or more shareholders for purposes of determining a quorum if such person holds the proxy of more than one shareholder. If within one-half hour after the time appointed for the Annual Meeting, a quorum is not present, the Annual Meeting will be adjourned to the same day, in the following week, at the same hour and at the same place or to a later time and date if so specified in the notice of the meeting. If such day falls on a statutory holiday (either in Israel or in the U.S.), the Annual Meeting will be adjourned to the first business day afterwards that is not a statutory holiday. At such adjourned meeting, any two or more shareholders present in person or by proxy will constitute a quorum, regardless of the number of ordinary shares held by them.

What are the voting requirements to approve the proposals presented and how are votes counted?

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

In addition, the approval of Mr. Ilan Levin’s annual compensation package and 2016 bonus under Proposal 3 is subject to satisfaction of one of the following additional voting requirements as part of the approval by an ordinary majority of shares present and voting thereon:

●

the majority voted in favor of Proposal 3 must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Israeli Companies Law, 5759-1999 (the “Companies Law”) as a “personal interest”) in the approval of Mr. Ilan Levin’s compensation package and bonus that are voted at the meeting, excluding abstentions; or

●

the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against Proposal 3 must not exceed two percent (2%) of the aggregate voting rights in our Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). For these purposes, a shareholder is deemed to be a controlling shareholder if it possesses, by itself or together with others, one-half or more of any one of the “means of control” of the company. “Means of control” is defined as either (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors or the chief executive officer of the company. For purposes of Proposal 3, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

A “personal interest” of a shareholder under the Companies Law (i) includes an interest of any members of the shareholder’s (or the shareholder’s spouse’s) immediate family (or spouses of such family members) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company. In determining whether a vote cast by proxy is disinterested, a “personal interest” of a proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Under Proposal 3, a controlling shareholder and a shareholder that has a conflict of interest are qualified to participate in the vote on the approval of Mr. Levin’s annual compensation package and 2016 bonus. However, the vote of a controlling or conflicted shareholder will not then be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

For Proposal 3, a shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest in the approval of Mr. Ilan Levin’s annual compensation package and 2016 bonus, and failure to do so disqualifies the shareholder from participating in the vote on that Proposal. In order to confirm that you lack a conflict of interest the approval of that Proposal, and to therefore be counted towards the special majority required for the approval of Mr. Ilan Levin’s annual compensation package and 2016 bonus, you must check the box under Proposal/Item 3A on the accompanying proxy card when you record your vote on Proposal 3. If you do not check the box under Proposal/Item 3A, your vote will not be counted towards the determination as to whether a special majority has been achieved for the approval of Mr. Ilan Levin’s compensation package and 2016 bonus.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the approval of Mr. Ilan Levin’s annual compensation package and 2016 bonus, you should not check the relevant box under Proposal/Item 3A on the enclosed proxy card and you should not vote on the approval of Mr. Ilan Levin’s annual compensation package and 2016 bonus under Proposal 3 via the proxy card. Instead, you should contact our Vice President of Investor Relations by telephone at 952-294-3416 or by email at sglenn@stratasys.com, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on that Proposal. In that case, your vote will be counted towards the ordinary majority required for the approval of Mr. Levin’s annual compensation package and 2016 bonus, but will not be counted towards the special majority required for that approval. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you may also contact the representative managing your account, who can then contact our Vice President of Investor Relations on your behalf.

If you provide specific instructions (i.e., mark boxes), your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will generally be voted in accordance with the recommendations of our Board. For Proposal 3, if you do not mark any boxes (including the box for Item 3A that confirms that you lack a conflict of interest concerning Proposal 3) on the proxy card, your shares will not be voted on that proposal. The proxy holders will vote in their discretion on any other matters that properly come before the Annual Meeting. If you are a shareholder of record and do not return your proxy card, your shares will not be voted.

If you hold shares beneficially in “street name”, the result will be different. If you do not return the proxy card, your broker may vote your shares in certain circumstances and on certain proposals. Generally, brokers may vote shares they hold for you in their own discretion on the proposal to ratify the selection of an independent registered public accounting firm and certain other routine matters, if you do not give them instructions on how to vote. Brokers may not, however, vote your shares in their discretion on the proposals to re-elect or elect the nominees to serve as directors of our Company, to approve the compensatory matters for our Chief Executive Officer and director, our Vice Chairman of the Board and executive director, or our Chief Innovation Officer, or to approve the renewal of our D&O insurance policy.

Where brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions (commonly referred to as “broker non-votes”), those shares will be included in determining the presence of a quorum at the Annual Meeting, but are not considered “present” for the purposes of voting on, and do not impact the outcome of the voting on, the subject proposal(s).

What shares can I vote?

Our only class of stock outstanding is our ordinary shares. Each ordinary share outstanding as of the close of business on the record date, June 16, 2017, is entitled to one vote on all items of business at the Annual Meeting. You may vote all ordinary shares you owned at that time, which may be (a) shares held directly in your name as the shareholder of record or (b) shares held for you as beneficial owner through a broker, trustee or other nominee, such as a bank. As of May 31, 2017, there were 52,806,371 ordinary shares outstanding. The closing price of the ordinary shares on June 19, 2017 (the latest practicable date prior to the publication of this proxy statement), as quoted on the NASDAQ Global Select Market, was US$27.58.

How can I vote my shares in person at the Annual Meeting?

Shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Annual Meeting. Shares held beneficially in street name may be voted on a ballot only if you bring (i) proof that you owned the shares in your brokerage, trustee or nominee account as of the record date, and (ii) a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy card as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

How can I vote my shares without attending the Annual Meeting?

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee on the enclosed proxy card. For directions on how to vote, please refer to the instructions below and those on the proxy card provided to you.

You may cast your vote by proxy as follows:

Shareholders of record and beneficial owners may each vote by completing, signing, dating and mailing the enclosed proxy card in the accompanying pre-addressed, postage paid envelope. In the case of beneficial owners, the proxy card serves as a means of instructing brokers, trustees or nominees how to vote.

Is the proxy statement available electronically?

This proxy statement is available on our website at www.stratasys.com. In addition, we have filed a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) with the Securities and Exchange Commission (the “SEC”) that includes this proxy statement as an exhibit. You can view the Form 6-K at the SEC’s website at www.sec.gov.

Can I change my vote?

If you are a shareholder of record and have submitted a proxy card, you can change your vote by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked, unless you vote again. You may also revoke your proxy at any time before it is voted by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Broadridge must receive any such revocation of proxy by 5:00 p.m., U.S. Eastern Time, on July 17, 2017, for it to be effective.

If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Annual Meeting and voting in person.

What happens if additional matters are presented at the Annual Meeting?

Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you sign and submit a proxy card, the persons named as proxy holders, Ms. Lilach Payorski and Mr. David Chertok, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting in accordance with their best judgment.

Who will count the votes?

A representative of Stratasys Ltd. will act as the inspector of election to tabulate the votes cast at the Annual Meeting.

Who will pay the costs of soliciting votes for the Annual Meeting?

We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Annual Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our ordinary shares.

Where can I find the voting results of the Annual Meeting?

We expect to announce preliminary voting results at the Annual Meeting and publish final results in a Form 6-K to be furnished to the SEC after our Annual Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, on our website, www.stratasys.com, or at the SEC’s website, www.sec.gov.

OTHER MATTERS

On March 9, 2017, we filed our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (our “2016 Annual Report”) with the SEC. Our 2016 Annual Report includes our audited 2016 financial statements, certain non-GAAP financial information for 2016, as well as additional information about our Company and our products, services and operations, our major shareholders, and our officers and directors.

You can access our 2016 Annual Report at our website, www.stratasys.com, and at the SEC’s website at www.sec.gov. We urge you to read our 2016 Annual Report to obtain additional information regarding our Company.

U.S. dollar translations of NIS amounts presented in this Proxy Statement are translated using the rate of NIS 3.546 to US$1.00, the exchange rate reported by the Bank of Israel on June 7, 2017 (the business day immediately preceding the date of the notice of the Annual Meeting).

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Annual Meeting, please read this proxy statement and promptly vote your shares by completing, signing, and dating your enclosed proxy card and returning it in the enclosed envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 18, 2017

This proxy statement is available for viewing, printing
and downloading at www.stratasys.com.

You may also request a copy of the materials relating to our Annual Meeting, including this proxy statement and form of proxy for our Annual Meeting, by contacting our Vice President of Investor
Relations by telephone at 952-294-3416 or by email at sglenn@stratasys.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by each person known by us to be the owner of more than 5% of our outstanding ordinary shares, as of May 31, 2017, unless otherwise noted.

The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and is not necessarily indicative of beneficial ownership for any other purpose. Information concerning shareholders who beneficially own more than 5% of our outstanding ordinary shares is based on periodic public filings made by such shareholders and may not necessarily be accurate as of May 31, 2017. Ordinary shares that a person has a right to acquire within 60 days after the record date are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. We based our calculations of the percentage owned on 52,806,371 ordinary shares outstanding on May 31, 2017

			Percentage of
	Shares beneficially		outstanding
Name of Shareholder	owned		Shares
Roy J. Zuckerberg	2,888,727	(1)	5.5%
Elchanan Jaglom	2,875,125	(2)	5.4%
PRIMECAP Management Company	6,291,000	(3)	11.9%
Fisher Investments	3,115,910	(4)	5.9%

(1)	Represents shares beneficially owned as of December 31, 2016, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed jointly by Samson Capital, LLC and Roy J. Zuckerberg on February 14, 2017. Consists of 13,602 ordinary shares held by Zuckerberg Investment Partners, LP, 2,517,787 ordinary shares held by Samson Capital, LLC, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership and 357,338 ordinary shares held by Hancock LLC, a limited liability company organized under the laws of the State of California, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership as a result of the Roy J. Zuckerberg Family Trust’s 39.4% ownership of the membership interests of Hancock LLC. Mr. Zuckerberg is party to an agreement with respect to the ordinary shares held by Samson Capital, LLC that provides him with the right to independently make decisions as to voting and disposition of 1,548,649 of those ordinary shares, without having to consult with any other person. The Roy J. Zuckerberg Family Trust is party to an agreement pursuant to which it has the right to independently make decisions as to the voting and disposition of 38,786 of the ordinary shares held by Hancock LLC, without having to consult with any other person. Mr. Zuckerberg disclaims beneficial ownership of all of the ordinary shares that may be deemed to be beneficially owned by him except to the extent of his pecuniary interest therein.

(2)	Represents shares beneficially owned as of December 31, 2016, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by Elchanan Jaglom on February 14, 2017. Consists of (i) 2,517,787 ordinary shares held by Samson Capital, LLC, with respect to which Mr. Jaglom may be deemed to share beneficial ownership and (ii) the 357,338 ordinary shares held by Hancock LLC, a California limited liability company of which 61.2% of the membership interests are held by a company (which we refer to as the Hancock Member) of which Mr. Jaglom is a director. Mr. Jaglom is party to an agreement with respect to the ordinary shares held by Samson Capital, LLC that provides him with the right to independently make decisions as to voting and disposition of 969,138 of those ordinary shares, without having to consult with any other person. The Hancock Member is party to an agreement pursuant to which it has the right to independently make decisions as to voting and disposition of 318,552 of the ordinary shares held by Hancock LLC, without having to consult with any other person. Mr. Jaglom disclaims beneficial ownership of the ordinary shares held by each of Samson Capital, LLC and Hancock LLC except to the extent of his pecuniary interest therein.

(3)	Represents shares beneficially owned as of March 31, 2017, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by PRIMECAP Management Company on April 6, 2017. As indicated in that amended statement, PRIMECAP Management Company possesses sole dispositive power with respect to all such 6,291,000 ordinary shares, but sole voting power with respect to only 5,941,000 of such ordinary shares.

(4)	Represents shares beneficially owned as of December 31, 2016, as indicated in the statement of beneficial ownership on Schedule 13G filed by Fisher Investments on January 27, 2017. As indicated in that statement, Fisher Investments possesses sole dispositive power with respect to all such 3,115,910 ordinary shares, but sole voting power with respect to only 1,523,892 of such ordinary shares.

PROPOSAL 1:
RE-ELECTION AND INITIAL ELECTION OF DIRECTORS

Article 75.1 of our Amended Articles provides that the number of directors of our Company shall be between seven (7) and eleven (11), as determined from time to time by our Board. On June 6, 2017, pursuant to its nomination of the below-listed individuals for re-election or election (as applicable) at the Annual Meeting, our Board effectively increased the number of directors prospectively constituting the Board to ten (10). Back in May 2016, following our 2016 annual general meeting of shareholders, we elected to be governed by a newly-adopted exemption under the Companies Law regulations that exempts us from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our board of directors. Our eligibility for that exemption is subject to certain conditions, with which we comply. As a result of that election, each of our directors is now elected annually, at our annual general meeting of shareholders, for a one-year term. Our Board has nominated Mr. Elchanan Jaglom, Mr. S. Scott Crump, Mr. Edward J. Fierko, Mr. Victor Leventhal, Mr. Ilan Levin, Mr. John J. McEleney, Ms. Ziva Patir and Mr. David Reis, each of whom is an existing director, for reelection, and two new nominees— Mr. Dov Ofer and Mr. Yair Seroussi— for initial election, in each case to serve as a director until our 2018 Annual General Meeting of Shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal. Mr. Haim Shani, an existing director, has elected not to be nominated for re-election at the Annual Meeting.

Of our existing directors who have been nominated for reelection at the Annual Meeting, each of Messrs. Jaglom, Crump, Fierko, Leventhal, Levin and McEleney has served as a director of our Company from the effective date of the merger between Stratasys, Inc. and Objet Ltd. on December 1, 2012, until the present time. Ms. Patir has served as a director of our Company since June 21, 2013, and Mr. Reis has served as a director of our Company since June 30, 2013 (in addition to his having served as Objet Ltd.’s director from 2003 until the effective date of the Stratasys-Objet merger).

The following table sets forth information, as of the date of this proxy statement, regarding the individuals nominated by the Board on June 6, 2017 for re-election or initial election (as applicable) at the Annual Meeting:

Name	Age	Position
Elchanan Jaglom	76	Chairman of the Board of Directors
S. Scott Crump	64	Chairman of the Executive Committee, Director and Chief Innovation Officer
Edward J. Fierko	76	Director
Victor Leventhal	73	Director
Ilan Levin	51	Chief Executive Officer and Director
John J. McEleney	55	Director
Dov Ofer	63	Director Nominee
Ziva Patir	67	Director
David Reis	56	Vice Chairman of the Board of Directors and Executive Director
Yair Seroussi	61	Director Nominee

Board Independence

Each of Messrs. Fierko, Leventhal and McEleney, and Ms. Patir, is, and, if elected, each of Messrs. Ofer and Seroussi will be, an independent director, as defined under the Listing Rules of the NASDAQ Stock Market.

Biographical Information Concerning the Nominees for Re-election at the Annual Meeting

Elchanan Jaglom has served as Chairman of the Board of Directors since February 2015. From the Stratasys-Objet merger until February 2015, Mr. Jaglom served as the Chairman of the Executive Committee of our company. Prior to the Stratasys-Objet merger, he served as Chairman of Object’s board of directors from 2001 until the Stratasys-Objet merger. Mr. Jaglom also served as the Chairman of Diamond Capital Management Ltd., the investment manager of the Diamond Group of investment funds, until January 2, 2014. In parallel to his involvement with these entities, Mr. Jaglom has been involved in investment management of funds, private equity and venture capital investment since the early 1980s, focusing primarily on early-stage technology companies. He is currently a member of the Board of Trustees of the Tel Aviv Museum of Art and the Ben Gurion University of the Negev. He holds a bachelor’s degree in economics and statistics from the Hebrew University in Jerusalem and an M.B.A. from New York University.

S. Scott Crump has served as Chairman of the Executive Committee of the Board of Directors since February 2015 and as our Chief Innovation Officer since February 2013. Mr. Crump previously served as Chairman of the Board of Directors from the Stratasys-Objet merger until February 2015, as Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys-Objet merger, and as Chief Financial Officer of Stratasys from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. During the period from 1982 to 1988, Mr. Crump was a co-founder and Vice President of Sales of IDEA, Inc., which later changed its name to SI Technologies, Inc., a leading manufacturer of force, load and pressure transducers. Mr. Crump continued to be a director and shareholder of that company until its sale to Vishay Intertechnologies, Inc. (NYSE: VSH) in April 2005. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.

Edward J. Fierko, who has served as a director of our company since the Stratasys-Objet merger, also served in that capacity for Stratasys, Inc. from February 2002 until the merger. Since May 2003, Mr. Fierko has been President of EJF Associates, a consulting firm. From March 2003 to May 2003, Mr. Fierko was Vice President of GE Osmonics, Inc., a manufacturer of reverse osmosis water filtration devices. From November 1999 through February 2003, he served as President and Chief Operating Officer of Osmonics, and from November 1998 to September 1999 he served as Executive Vice President of Osmonics. From September 1987 to August 1998, Mr. Fierko was President and CEO of Ecowater International, a holding company with operating companies in the water, waste and special process treatment industry. Prior to that, Mr. Fierko held several management positions over a 23-year career at General Electric Company (NYSE: GE). He holds a B.S. in Accounting from La Salle University.

Victor Leventhal has served as a director of our company (until May 2016, as an external director) since the closing of the Stratasys-Objet merger on December 1, 2012. Mr. Leventhal has served as a consultant to SolidWorks Corporation, a 3D CAD software company, since 2006. From 2001 to 2006, he was a Group Executive for Dassault Systemes S.A. (NASDAQ: DASTY), the parent company of SolidWorks, where he served on the Global Management Committee. From 1995 to 2001, Mr. Leventhal was the Chief Operating Officer of SolidWorks, where he was responsible for growing the business from its inception. From 1990 to 1995, Mr. Leventhal was the Chief Executive Officer of CAD Solutions, LLC, a leading reseller of 2D and 3D CAD products, which he helped grow from a $5 million company to a $32 million company. From 1985 to 1990, he held numerous executive positions, including serving as the Executive Vice President of Computerland, the largest computer retailer at the time, where he was responsible for franchise development, major account sales, marketing, training, purchasing and vendor relations. Prior to that time, he held various administrative, operations, marketing and financial positions at IBM for 18 years. He has also served on the boards of directors of Solido, a 3D printing company, Graphisoft, an architectural software company, and 3D Express, a startup company in the rapid prototyping industry. Mr. Leventhal received a B.B.A. from the University of Texas.

Ilan Levin has served as our Chief Executive Officer since July 1, 2016 and as a director of our company since 2000. Mr. Levin was appointed as President and Vice Chairman of the Objet board in February 2011, in which position he remained until the Stratasys-Objet merger. He has been involved in venture capital and private equity investment activity since 1997, acting as a member of the board of directors and as an advisor for a wide variety of technology-related companies. From 2003 through 2009, he served as Chief Executive Officer of CellGuide Ltd. He holds a B.A.Sc. from the University of Toronto and an LL.B. from Tel Aviv University.

John J. McEleney, who has served as a director of our company since the Stratasys-Objet merger, served as a director of Stratasys, Inc. from 2007 until the Stratasys-Objet merger. He served as the Chief Executive Officer of Onshape Inc. a venture backed start-up company focused on applying modern computing to the 3D product design market, until 2016. Prior to Onshape he was the Chief Executive of Cloud Switch, which was acquired by Verizon. He served as a director of SolidWorks Corporation, a wholly owned subsidiary of Dassault Systemes S.A. (NASDAQ: DASTY), from June 2000 to May 2008, and also served as its Chief Executive Officer from 2001 until June 2007. Mr. McEleney joined SolidWorks in 1996, serving in several capacities, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several key management positions at CAD software pioneer Computervision and at defense contractor Raytheon. Mr. McEleney also serves as a director of Newforma, a privately held software company. He holds a B.S. in Mechanical Engineering from the University of Rochester, an M.S. in Manufacturing Engineering from Boston University and an M.B.A. from Northeastern University.

Ziva Patir has served as our director since June 2013, when she was elected as an unclassified director pursuant to an amendment to our amended articles that was adopted in June 2013. Since February 2014, Ms. Patir serves on the board of directors of ELTA Systems Ltd., an Israeli provider of defense products and services. She also serves as a member of the board of Lahav at Tel-Aviv University, the leading provider of executive education in Israel, a position that she has held since 2003, and as member of the board of Kardan Vehicle Ltd., the Israeli licensee of Avis. Ms. Patir served as the Vice President of Standards, Policy and Sustainability for Better Place, an infrastructure electrical vehicles company providing technology design and service for switchable battery cars, a position that she held from 2008 until May 2013. From 2008 to 2010, she served as Chair of the Board of the Road Safety Authority (RSA) in Israel. From 1996 to 2008, Ms. Patir held the position of Director General of the Standard Institution of Israel (SII). From 1985 to 1996, Ms. Patir served as the Director of the Quality and Certification Division of SII and held various managerial positions in the Industry and Standardization Divisions from 1976 to 1985. From 2004 to 2008, Ms. Patir served as Vice President of the International Organization for Standardization (ISO), as well as chair of the Technical Management Board, leading overall management of ISO technical work. ISO is the world’s largest developer and publisher of international standards. From 1998 to 2000, Ms. Patir was a member of the International Electrotechnical Commission Council Board. Ms. Patir is a Certified Quality Engineer and holds a B.Sc. in Chemistry from Tel-Aviv University and a M.Sc. in Chemistry/Polymer Science from the Weizmann Institute of Science.

David Reis was appointed as Vice Chairman of the Board on June 6, 2017 and has served as our director since June 2013 (with a title of Executive Director since July 1, 2016). He also served as a director of Objet from 2003 until the closing of the Stratasys-Objet merger. Mr. Reis served as our (and, prior to the Stratasys-Objet merger, as Objet’s) Chief Executive Officer from March 2009 until June 30, 2016. Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (NASDAQ & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver.

Biographical Information Concerning the Nominees for Initial Election at the Annual Meeting

Dov Ofer serves as the Chief Executive Officer of Lumenis Computerized Systems Ltd. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Hanita Coatings RCA Ltd., chairman of Plastopil Hazorea Company Ltd. (TASE: PPIL), vice chairman of Scodix Ltd. and director of Kornit Digital Ltd. and Orbix Medical Ltd. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.

Yair Seroussi has served as an Independent Director at DSP Group, Inc. (NASDAQ: DSPG) since February 2002. He serves as a Member of the Advisory Team at SkyFund, a leading mid-market Israeli private equity fund. He is a member of the Board of Governors of the Hebrew University, and Chairman of the Eli Hurvitz Strategic Management Institute at the Tel Aviv University. Mr. Seroussi served as chairman of the board of Bank Hapoalim from 2009 through 2016. Mr. Seroussi also served as the president of the Israeli Bank Association for four years. He served as a board member and as chairman of the audit committee of Bank HaPoalim from 1997 through 2002. Mr. Seroussi was the founder and head or Morgan Stanley Israel for 16 years. He was the founder and chairman of the Mustang Mezzanine Fund. He served as the chairman of the Investment Committee of Mivtachim, Israel’s largest pension fund, and was a member of various investments committees of private equity funds. Mr. Seroussi served as a director of Israel Corp and Frutarom Industries. Mr. Seroussi also served for over a decade in Israel’s Ministry of Finance, where he held several senior positions. Between the years 1988-199, he served as Head of the Office of the Ministry of Finance in the U.S. and Head of the Commodities Division in NY. In 1991-1992, Mr. Seroussi was a member of the team that created the Yozma Program that initiated the Venture Capital industry in Israel. He holds a Bachelor’s degree in Economics and Political Science from the Hebrew University.

Additional Information Regarding Our Board, Corporate Governance and Compensation of Our Officers and Directors

Item 6B of our 2016 Annual Report on Form 20-F, which was filed with the SEC on March 9, 2017 (our “2016 Annual Report”), contains information regarding compensation paid to our directors and certain office holders in 2016, and Item 6C of our 2016 Annual Report contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those Items of our 2016 Annual Report (which we incorporate by reference herein) to obtain additional information regarding our Board and our other office holders.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Annual Meeting:

a.	RESOLVED, that the re-election of Mr. Elchanan Jaglom as a director of Stratasys Ltd., effective from the date hereof, until the 2018 annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

b.	RESOLVED FURTHER, that the re-election of Mr. S. Scott Crump as a director of Stratasys Ltd., effective from the date hereof, until the 2018 annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

c.	RESOLVED FURTHER, that the re-election of Mr. Edward J. Fierko as a director of Stratasys Ltd., effective from the date hereof, until the 2018 annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

d.	RESOLVED FURTHER, that the re-election of Mr. Victor Leventhal as a director of Stratasys Ltd., effective from the date hereof, until the 2018 annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

e.	RESOLVED FURTHER, that the re-election of Mr. Ilan Levin as a director of Stratasys Ltd., effective from the date hereof, until the 2018 annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

f.	RESOLVED FURTHER, that the re-election of Mr. John J. McEleney as a director of Stratasys Ltd., effective from the date hereof, until the 2018 annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

g.	RESOLVED FURTHER, that the initial election of Mr. Dov Ofer as a director of Stratasys Ltd., effective from the date hereof, until the 2018 annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

h.	RESOLVED FURTHER, that the re-election of Ms. Ziva Patir as a director of Stratasys Ltd., effective from the date hereof, until the 2018 annual general meeting of shareholders, and until the due election and qualification of her successor, or until her earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

i.	RESOLVED FURTHER, that the re-election of Mr. David Reis as a director of Stratasys Ltd., effective from the date hereof, until the 2018 annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

j.	RESOLVED FURTHER, that the initial election of Mr. Yair Seroussi as a director of Stratasys Ltd., effective from the date hereof, until the 2018 annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election or initial election (as applicable) of directors. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the re-election or election (as applicable) of each nominee to serve as a director.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolutions re-electing or initially electing (as applicable) Messrs. Jaglom, Crump, Fierko, Leventhal, Levin, McEleney, Ofer, Reis and Seroussi, and Ms. Patir, as directors of Stratasys Ltd.

PROPOSAL 2:
APPROVAL OF NEW INDEPENDENT DIRECTORS’ COMPENSATION PACKAGES

Background

Each of Messrs. Dov Ofer and Yair Seroussi has been nominated for initial election as a director for a one-year term, until the 2018 annual general meeting of shareholders, pursuant to Proposal 1 to be presented at the Annual Meeting. Under the compensation packages approved by our shareholders at our 2016 annual general meeting of shareholders in May 2016, each independent director of the Company is entitled to receive the following compensation, subject to initial shareholder approval upon election of the director (as required under the Companies Law):

1.	Annual Payment: US$50,000, paid in equal installments on a quarterly basis.
2.	Equity Grants:
	a.	Options: grant of options to purchase 10,000 ordinary shares of our Company, pursuant to our Company’s 2012 Omnibus Equity Incentive Plan (the “2012 Plan”).
	b.	Exercise Price: equal to the fair market value of one ordinary share, as determined based on the average of the closing prices of the ordinary shares of the Company on the NASDAQ Global Select Market on the trading days during the 30-day period following the date of the approval of such grant by the Company’s shareholders.
	c.	Vesting Schedule: the options shall vest equally on a monthly basis until the earlier of (i) the first anniversary of said grant and subject to continuous service of the applicable independent director, or (ii) at the end of the term of the applicable independent director at the next annual general meeting of the shareholders of the Company after said grant at which such director’s directorship may be extended or terminated (the “Full Vesting Date”), provided that all such options shall be fully vested at the Full Vesting Date.
	d.	Automatic Additional Grants: automatic additional grants of 10,000 options to each such independent director on the first and second anniversaries of the commencement of such director’s term, contingent on the continued service of such director. Such additional grants shall have an exercise price equal to the fair market value of the average of the closing prices of an ordinary share of the Company on the trading days during the 30-day period following the first and second anniversaries, respectively, of the commencement of such director’s term, and shall vest in the same manner as specified in paragraph (c) above.
3.	Additional Fees:
	a.	Committee Service Annual Fee: US$2,500 for service on each committee of the Company’s Board of Directors.
	b.	Board and Committee Meeting and Written Consent Fees:
		i.	US$1,500 per in person meeting;
		ii.	US$375 per telephonic or video link meeting; and
		iii.	US$325 per written consent;

Subject to the initial election of each of Messrs. Dov Ofer and Yair Seroussi as an independent director pursuant to Proposal 1, we are proposing that the foregoing compensation package be approved for him pursuant to this Proposal 2.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 2 at the Annual Meeting:

RESOLVED, that the payment of the compensation package (including equity grant and per meeting fees) described in Proposal 2 of the proxy statement with respect to the Annual Meeting for Dov Ofer as an independent director of the Company, in respect of his directorship services, subject to his election pursuant to Proposal 1 at the Annual Meeting, be, and hereby is, to approved in all respects; and be it

FURTHER RESOLVED, that the payment of the compensation package (including equity grant and per meeting fees) described in Proposal 2 of the proxy statement with respect to the Annual Meeting for Yair Seroussi as an independent director of the Company, in respect of his directorship services, subject to his election pursuant to Proposal 1 at the Annual Meeting, be, and hereby is, to approved in all respects.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the proposal to approve compensation packages for our new independent directors. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of the payment of those compensation packages to each of the new independent directors (subject to their election pursuant to Proposal 1).

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolutions approving compensation packages for each of Dov Ofer and Yair Seoussi as an independent director of the Company.

PROPOSAL 3:
APPROVAL OF ONGOING COMPENSATION PACKAGE AND 2016 BONUS FOR CHIEF EXECUTIVE
OFFICER AND DIRECTOR

Background

Under the Companies Law, any public Israeli company that seeks to approve the terms of compensation of its chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Mr. Ilan Levin has served as our Chief Executive Officer since July 1, 2016, and has served as our director since 2000. Throughout his tenure at our Company, and specifically since his appointment as our Chief Executive Officer, Mr. Levin has been instrumental in our Company’s operational successes.

Most recently, he has further strengthened our leadership position and led the development of our strategy to deepen our focus on additive manufacturing, tooling and rapid prototyping for specific vertical markets, including our industry partnerships with leading manufacturers in various key vertical markets, such as automotive and aerospace.

In light of Mr. Levin’s achievements and contributions to our operational successes, our compensation committee and the Board (without the participation or vote of Mr. Levin) have approved, and have recommended that our shareholders approve, at the Annual Meeting, a new package of ongoing compensation (consisting of increased base salary and a one-time option grant), as well as a cash bonus for 2016, for Mr. Levin. In approving these compensatory measures (which are described below), the compensation committee and the Board (without the participation or vote of Mr. Levin) considered the objectives enumerated in the amended compensation policy for our executive officers and directors that was adopted by our shareholders at an extraordinary general meeting of shareholders held in February 2015 (the “Compensation Policy”). They determined that the proposed ongoing compensation package (including one-time equity grant) and bonus for 2016 are both (i) consistent with the Compensation Policy and (ii) appropriate for an executive with Mr. Levin’s experience level and credentials.

The proposed ongoing compensation package (including one-time equity grant), and bonus for 2016, to which Mr. Ilan Levin would be entitled consist of the following:

1.	Monthly Base Salary: NIS 129,000 (approximately US$36,380)
The proposed monthly base salary does not include our Company’s contribution of amounts equal to 5%, 8.33%, 2.5%, and 7.5% of Mr. Levin’s gross monthly salary towards certain pension, severance, disability and tax-advantaged savings funds (known as a manager’s insurance policy, severance compensation fund, disability insurance, and a study fund, respectively). The foregoing amount also does not include the right to use, and all related fixed and variable costs in respect of, a leased car that we provide for Mr. Levin. In the event of the termination of Mr. Levin’s employment (by either Mr. Levin or our Company), he will be entitled to six months’ notice, during which time he will receive his monthly base salary (other than in the event of termination by our Company for cause).

2.	Equity Compensation: One-time grant of options to purchase 200,000 ordinary shares of the Company pursuant to the 2012 Plan, which grant will be subject to the following terms (as well as the other terms of the 2012 Plan):
	a.	Exercise Price: $19.96 per ordinary share (constituting the fair market value of the Company’s ordinary shares, as determined based on the average closing price of the ordinary shares on the NASDAQ Global Select Market on the trading days during the 30-day period following the date of the approval of the grant by the compensation committee of our Board of Directors on March 6, 2017).
	b.	Grant Date: April 6, 2017 (the day following the foregoing 30-day period utilized for determining the exercise price, as described in paragraph (a) above).
	c.	Vesting Schedule: Subject to Mr. Levin’s continued employment as our CEO, the options will vest over the course of a four-year period commencing on July 1, 2016 (the first day of Mr. Levin’s employment as CEO), with 25% of the grant vesting on the first anniversary of Mr. Levin’s continuous employment as CEO, followed by quarterly vesting thereafter of 6.25% of the grant at the end of each quarter of continuous employment as CEO over the following 12 quarters.
	d.	Exercise Period: the options will remain exercisable for a period of 10 years from the grant date.
3.	Bonus for 2016: US$100,000, payable in cash.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 3 at the Annual Meeting:

RESOLVED, that the proposed ongoing compensation package (including one-time equity grant, the vesting of which is subject to continued employment as the Company’s Chief Executive Officer), and bonus for 2016, for Mr. Ilan Levin, the Chief Executive Officer and a director of the Company, as described in Proposal 3 of the proxy statement with respect to the Annual Meeting, be, and hereby are, approved in all respects.

Required Vote

The approval of Mr. Ilan Levin’s ongoing compensation package and bonus in respect of 2016 pursuant to this Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this Proposal (excluding abstentions). Under the Companies Law, the approval of Mr. Levin’s compensation package and 2016 bonus under Proposal 3 furthermore requires the satisfaction of one of the following additional voting requirements as part of the approval by an ordinary majority of shares present and voting thereon:

●

the majority voted in favor of Mr. Levin’s compensation package and 2016 bonus must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Companies Law as a “personal interest”) in the approval of that compensation package and bonus that are voted at the Annual Meeting, excluding abstentions; or

●

the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the compensation package and bonus must not exceed two percent (2%) of the aggregate voting rights in our Company.

A controlling shareholder and a shareholder that has a conflict of interest is qualified to participate in the vote on the approval of Mr. Ilan Levin’s ongoing compensation package and bonus under Proposal 3. However, the vote of a controlling or conflicted shareholder will not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

For Proposal 3, a shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest in the approval of Mr. Ilan Levin’s ongoing compensation package and 2016 bonus, and failure to do so disqualifies the shareholder from participating in the vote on that Proposal. In order to confirm that you lack a conflict of interest in the approval of that Proposal, and to therefore be counted towards the special majority required for the approval of that Proposal, you must check the box for Proposal/Item 3A on the accompanying proxy card when you record your vote on Proposal 3.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the approval of Mr. Ilan Levin’s compensation package and 2016 bonus, you should not check the relevant box under Proposal/Item 3A on the enclosed proxy card and you should not vote on Proposal 3 via the proxy card. Instead, you should contact our Vice President of Investor Relations by telephone at 952-294-3416 or by email at sglenn@stratasys.com, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on the approval of Mr. Levin’s compensation package and 2016 bonus. In that case, your vote will be counted towards the ordinary majority required for the approval of Mr. Levin’s compensation package and 2016 bonus, but will not be counted towards the special majority required for the approval of the compensation package and bonus. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you may also contact the representative managing your account, who can then contact our Vice President of Investor Relations on your behalf.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution approving the ongoing compensation package and bonus for Mr. Ilan Levin.

PROPOSAL 4:
APPROVAL OF ONGOING CASH COMPENSATION FOR VICE CHAIRMAN OF BOARD &
EXECUTIVE DIRECTOR

Background

Under the Companies Law, any public Israeli company that seeks to approve the terms of compensation of its director is generally required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Mr. David Reis has served on our Board of Directors since June 2013. Mr. Reis also served as our (and, prior to the Stratasys-Objet merger, as Objet’s) President and Chief Executive Officer from March 2009 until June 30, 2016, at which time he stepped down. Mr. Reis was given the title of Executive Director as of July 1, 2016, which acknowledges his special contributions to our Company. Mr. Reis was furthermore appointed by our Board of Directors to the position of Vice Chairman of the Board, effective as of June 6, 2017. Mr. Reis has been instrumental in our Company’s operational successes throughout the history of the Company, and continues to contribute significantly to the Board, given his deep knowledge of the 3D printing industry and our business.

After he ceased to serve as our President and Chief Executive Officer commencing July 1, 2016, Mr. Reis received notice period payments under his employment agreement until the end of 2016. Given the lapse of those payments, our compensation committee and our Board (without the participation or vote of Mr. Reis) set about to approve new cash compensation for Mr. Reis beginning effective as of the start of the 2017 year, and to seek our shareholders’ approval for it.

In doing so, the compensation committee and our Board have considered the objectives enumerated in the Compensation Policy, as well as the particular credentials and experience of Mr. Reis. They determined that the proposed cash compensation described below is both (i) consistent with the Compensation Policy and (ii) appropriate for a Board member and executive with a significant knowledge level of our Company and industry, and contribution level, as those possessed by Mr. Reis.

The proposed ongoing cash compensation to which Mr. David Reis would be entitled pursuant to this Proposal 4 consists of the following, on a monthly basis: (a) NIS 27,000 (approximately $7,614), as a gross monthly salary, plus other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including the right to use (and all related fixed and variable costs in respect of) a leased car, for his services as our Executive Director; and (b) US$19,400 (plus VAT), as a monthly fee for his services as a Board member (including in his role as Vice Chairman of the Board).

The payment of the cash compensation (and related benefits) to Mr. Reis pursuant to this Proposal 4 is subject to his re-election pursuant to Proposal 1.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 4 at the Annual Meeting:

RESOLVED, that the proposed ongoing monthly cash compensation (and related benefits) to Mr. David Reis in respect of his services as our Executive Director and Board member described in Proposal 4 of the proxy statement with respect to the Annual Meeting be, and hereby is, approved in all respects, subject to the re-election of Mr. Reis pursuant to Proposal 1 at the Annual Meeting.

Required Vote

The approval of Mr. David Reis’ ongoing cash compensation (and related benefits) pursuant to this Proposal 4 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to the Proposal (excluding abstentions).

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution approving the ongoing monthly cash compensation (and related benefits) for Mr. David Reis.

PROPOSAL 5:
APPROVAL OF OPTION GRANT TO CHIEF INNOVATION OFFICER AND DIRECTOR

Background

Under the Companies Law, any public Israeli company that seeks to approve the terms of compensation of its director is generally required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Mr. S. Scott Crump has served on our Board of Directors since the effective date of the merger between Stratasys, Inc. and Objet Ltd. on December 1, 2012. Mr. Crump has served as Chairman of the Executive Committee of the Board of Directors since February 2015 and as our Chief Innovation Officer since February 2013. Mr. Crump previously served as our Chairman of the Board of Directors from the Stratasys-Objet merger until February 2015, as Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys-Objet merger, and as Chief Financial Officer of Stratasys from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. Mr. Crump has been instrumental in our Company’s operational successes throughout the history of the Company, and continues to contribute significantly in his multiple roles: as Chief Innovation Officer; as Chairman of the Executive Committee of the Board, which oversees the implementation of our business strategy; and as a member of the Board itself.

We view equity compensation as a means of aligning the interests of our Board members and senior management with the long-term interests of our shareholders, as it incentivizes successful management of our Company that is reflected in the market price of our ordinary shares. Keeping that in mind, our compensation committee and our Board determined to grant options to purchase 100,000 ordinary shares to Mr. Crump that are subject to the terms described below. In approving this grant, the compensation committee and the Board also considered the objectives enumerated in the Compensation Policy, as well as the particular credentials and experience of Mr. Crump. They determined that the proposed option grant described below is both (i) consistent with the Compensation Policy and (ii) appropriate for a Board member and executive who has significant knowledge of our Company and industry, and who contributes in a significant manner, as characterizes Mr. Crump.

The proposed option grant to Mr. S. Scott Crump pursuant to this Proposal 5 would be characterized by the following terms:

Summary of Grant: One-time grant of options to purchase 100,000 ordinary shares of our Company, pursuant to the 2012 Plan, subject to the following additional terms:
a.	Exercise Price: $19.96 per ordinary share (constituting the fair market value of the Company’s ordinary shares, as determined based on the average closing price of the ordinary shares on the trading days during the 30-day period following the date of the approval of the grant by the compensation committee of our Board of Directors on March 6, 2017).
b.	Grant Date: April 6, 2017 (the day following the foregoing 30-day period utilized for determining the exercise price, as described in paragraph (a) above).
c.	Vesting Schedule: Subject to Mr. Crump’s continued employment as our Chief Innovation Officer, the options will vest over the course of a four-year period, commencing on June 21, 2017 (the anniversary of the date of his previous option grants from the Company), with 25% of the grant vesting on the first anniversary of the vesting commencement date, followed by quarterly vesting thereafter of 6.25% of the grant at the end of each quarter of continuous employment over the following 12 quarters.
d.	Exercise Period: The options will remain exercisable for a period of 10 years from the grant date.

The option grant to Mr. Crump pursuant to this Proposal 5 is subject to his re-election pursuant to Proposal 1.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 5 at the Annual Meeting:

RESOLVED, that the proposed option grant to Mr. S. Scott Crump, the vesting of which is subject to his continued service as the Company’s Chief Innovation Officer, as described in Proposal 5 of the proxy statement with respect to the Annual Meeting, be, and hereby is, approved in all respects.

Required Vote

The approval of Mr. Crump’s option grant pursuant to Proposal 5 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to that Proposal (excluding abstentions).

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution approving the option grant to Mr. S. Scott Crump.

PROPOSAL 6:
RENEWAL OF D&O INSURANCE POLICY

Background

Under our Compensation Policy, each of our directors and officers is entitled to directors’ and officers’ liability (“D&O”) insurance coverage.

Our D&O insurance coverage was initially approved by our (formerly Objet Ltd.) shareholders at our 2012 annual general meeting of shareholders held in September 2012 (prior to the merger between Objet Ltd. and Stratasys, Inc.). We subsequently renewed the D&O insurance policy, effective as of November 5, 2015, which renewed policy terminated on May 5, 2017.

We currently seek to renew our D&O insurance coverage, effective as of May 5, 2017, so that there not be a lapse in coverage policy. We have provided below a comparison of the level of coverage and aggregate premium under the proposed renewed D&O insurance policy, with the corresponding terms of our existing D&O insurance policy:

	Existing D&O Insurance	Proposed D&O Insurance
	Policy Terms	Policy Terms
	(November 5, 2015-May	(May 5, 2017-November 5,
	5, 2017)	2018)
	(18 month policy period)	(18 month policy period)
Total Amount of Coverage	$80 million + $15 million for Side A DIC	$80 million + $15 million for Side A DIC
Total Premium	$875,025	$912,728

As shown above, the proposed D&O insurance policy would maintain our current coverage levels while increasing the premium by less than 5%.

Our compensation committee and our Board have approved the renewal of the D&O insurance policy subject to the above terms, effective as of May 5, 2017. Under the Companies Law, the renewal of the D&O insurance policy also requires the approval of our shareholders, which we are seeking at the Annual Meeting.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 5 at the Annual Meeting:

RESOLVED, that the renewal of the Company’s existing Director’s and Officer’s liability insurance policy, effective as of May 5, 2017, be, and hereby is, approved in all respects, subject to the terms described in Proposal 6 of the proxy statement for the Annual Meeting.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the renewal of our D&O insurance policy. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of Proposal 6.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolutions approving the renewal of our D&O insurance policy, effective as of May 5, 2017.

PROPOSAL 7:
REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

At the Annual Meeting, and upon the recommendation of the audit committee of the Board, our shareholders will be asked to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (the “Auditors”), to continue to serve as our independent auditors for the year ending December 31, 2017 and until the Company’s next annual general meeting of shareholders, and to authorize our Board (upon recommendation of the audit committee of the Board) to fix their remuneration. The Auditors have no relationship with us or with any of our affiliates, except as auditors.

The following table sets forth, for the years ended December 31, 2015 and 2016, the fees billed to us and our subsidiaries by the Auditors.

	Year ended
	December 31,
	2016	2015
Audit fees (1)	$1,265,897	$972,988
Tax fees (2)	$206,043	94,905
All other fees (3)	$17,800	52.500
Total	$1,489,740	$1,120,393

(1)	Audit fees consist of fees for professional services rendered by the Auditors in connection with the audit of our consolidated annual financial statements and services that would normally be provided by the Auditors in connection with statutory and regulatory filings or engagements.

(2)	Tax fees are fees for services rendered by the Auditors in connection with tax compliance, tax planning and tax advice.

(3)	All other fees are fees for other consulting services (if any) rendered by the Auditors to us.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 7 at the Annual Meeting:

RESOLVED, that the appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the independent auditors of the Company for the year ending December 31, 2017 and for the additional period until the Company’s next annual general meeting of shareholders be, and hereby is, approved in all respects, and that the Board, upon recommendation of the audit committee, be authorized to fix their remuneration.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the appointment of the Auditors as our independent auditors and authorization of our Board, upon recommendation of the audit committee, to fix their remuneration. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of Proposal 7.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution appointing the Auditors as our independent auditors for the year ending December 31, 2017.

CONSIDERATION OF FINANCIAL STATEMENTS

A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2016 are included in our Annual Report on Form 20-F, which we filed with the SEC on March 9, 2017. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Annual Meeting. This discussion will not require or otherwise involve a vote of our shareholders.

ADDITIONAL INFORMATION

Our 2016 Annual Report, which was filed with the SEC on March 9, 2017, is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of our website at www.stratasys.com. In addition, on June 8, 2017, we issued a press release and furnished a related Report of Foreign Issuer on Form 6-K publishing the notice of the Annual Meeting. Shareholders may obtain a copy of these documents without charge at www.stratasys.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

Rehovot, Israel
June 20, 2017